United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

October 15, 2019

Commission File No. 1-10882

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

This document has been prepared for incorporation by reference in Aegon’s registration statement under the Securities Act of 1933 on Form F-3 filed on August 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: October 15, 2019	By	/s/ J.H.P.M. van Rossum

J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

Effective January 1, 2019 Aegon adopted a voluntary accounting policy change related to the liability adequacy test (LAT) of Aegon the Netherlands, which is applied retrospectively.

The recognition of a LAT deficit in Aegon the Netherlands triggered a review and change of its existing accounting policy related to the LAT. The change relates to the period considered for the unrealized gains on financial assets that are accounted for at amortized cost which are taken into account in the LAT, specifically where they relate to intercompany transactions between insurance and non-insurance entities.

The change does not impact other reporting units within Aegon as this change is specific to Aegon the Netherlands.

The impact of the voluntary accounting policy change resulted in a restatement of certain balances as of December 31, 2018 and for the six-month period ended June 30, 2018. Refer to note 2 of the unaudited condensed consolidated interim financial statements as of June 30, 2019 and for the six-month period then ended included in Aegon N.V.’s Current Report on Form 6-K filed with the SEC on August 15, 2019.

The impact of the voluntary accounting policy change on comparative numbers for the financial years 2017 and 2016, which were not restated, is provided in the following tables, including references to the notes to the consolidated financial statements as published in Aegon’s 2018 Annual Report on Form 20-F.

Impact of voluntary change in accounting policy on the consolidated statement of comprehensive income

			Change in
			accounting			Change in			Change in
			policy	December		accounting	December		accounting	December
		December	related to	31, 2018	December	policy related	31, 2017	December	policy related	31, 2016
		31, 2018	liability	(after	31, 2017	to liability	(after	31, 2016	to liability	(after
		(as previously	adequacy	voluntary	(as previously	adequacy	voluntary	(as previously	adequacy	voluntary
EUR millions		reported) [1]	testing	change)	reported) [1]	testing	change)	reported) [1]	testing	change)
	Note
Net income / (loss)		711	-	711	2,469	-	2,469	438	-	438

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		(2,138)	(4)	(2,142)	1,283	93	1,376	854	(123)	731
Income tax relating to items that may be reclassified		493	1	494	951	(23)	927	225	31	256
Net effect comprehensive income		(393)	(3)	(396)	431	70	501	(863)	(92)	(956)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.		(395)	(3)	(398)	435	70	505	(878)	(92)	(970)
Non-controlling interests		2	-	2	(3)	-	(3)	15	-	15
1 As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.
Impact of voluntary change in accounting policy on the consolidated statement of financial position

			Change in
			accounting			Change in			Change in
			policy			accounting	December		accounting	December
		December	related to	December	December	policy related	31, 2017	December	policy related	31, 2016
		31, 2018	liability	31, 2018	31, 2017	to liability	(after	31, 2016	to liability	(after
		(as previously	adequacy	(after	(as previously	adequacy	voluntary	(as previously	adequacy	voluntary
EUR millions		reported) [1]	testing	restated)[3]	reported) [1]	testing	change)	reported) [2]	testing	change)
	Note

Equity and liabilities
Shareholders’ equity	32	19,225	(26)	19,200	20,288	(23)	20,266	20,520	(92)	20,428

Insurance contracts	36	115,294	34	115,328	110,818	30	110,848	119,569	123	119,692
Deferred tax liabilities	43	538	(9)	529	1,029	(8)	1,021	2,201	(31)	2,170

1 As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

2 As reported in Aegon’s Annual Report on Form 20-F dated March 22, 2018.

3 As reported in Aegon’s unaudited condensed consolidated interim financial statements as of June 30, 2019 on Form 6-K dated August 15, 2019.

Impact of voluntary change in accounting policy on the statement of changes in equity

			Change in
			accounting			Change in			Change in
			policy			accounting	December		accounting	December
		December	related to	December	December	policy related	31, 2017	December	policy related	31, 2016
		31, 2018	liability	31, 2018	31, 2017	to liability	(after	31, 2016	to liability	(after
		(as previously	adequacy	(after	(as previously	adequacy	voluntary	(as previously	adequacy	voluntary
EUR millions		reported) [1]	testing	restated)	reported) [1]	testing	change)	reported) [1]	testing	change)
	Note
Share capital	32.1	7,808	-	7,808	8,053	-	8,053	8,193	-	8,193
Retained earnings	32	9,657	-	9,657	9,374	-	9,374	7,419	-	7,419
Revaluation reserves	32.4	3,461	(26)	3,436	4,920	(23)	4,898	5,381	(92)	5,289
Remeasurement of defined benefit plans	32.5	(1,850)	-	(1,850)	(1,669)	-	(1,669)	(1,820)	-	(1,820)
Other reserves	32.6	149	-	149	(390)	-	(390)	1,347	-	1,347
Shareholders’ equity		19,225	(26)	19,200	20,288	(23)	20,266	20,520	(92)	20,428

1 As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.